FAF Advisors, Inc. 800 Nicollet Mall BC-MN-HO4N Minneapolis, MN 55402	Michael W. Kremenak Counsel Direct line: (612) 303-7557 Fax: (612) 303-4223

December 17, 2009

VIA EDGAR

Ms. Kimberly Browning

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First American Investment Funds, Inc.
SEC File No. 333-162812
Response to Staff Comments related to Registration Statement on Form N-14 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2009

Dear Ms. Browning:

The purpose of this letter is to respond to the disclosure comments transmitted via telephone by you on December 16, 2009, regarding the above-referenced N-14 registration statement filing for First American Investment Funds, Inc. (“FAIF”) related to the merger of First American Arizona Tax Free Fund (the “Acquired Fund”), a series of FAIF, into First American Tax Free Fund (the “Acquiring Fund”), also a series of FAIF (each a “Fund” and, collectively, the “Funds”). Following is our response to your comments, which appear in bold-face type below.

Comments

1.	The penultimate sentence of the third paragraph of the letter to shareholders states: “Moreover, as of September 30, 2009, the Acquiring Fund had outperformed the Acquired Fund on a year-to-date, one-year and five-year basis.” Supplementally, please explain why FAIF chose September 30 as the reference date, rather than December 31.

FAIF chose September 30 because it was the date of the most recent quarter end prior to the filing of the registration statement, and thus FAIF believes that it is the most up-to-date information for shareholders to consider.

2.	In the second answer under “Important Shareholder Information,” there is a discussion regarding the net inflows/outflows of the Acquired Fund over the past three years. As part of that discussion, please disclose the total assets of each Fund. Please ensure that the total assets of each Fund are disclosed in the prospectus/proxy statement, as well.

The following sentence is currently in the prospectus/proxy statement in the third bullet point under the section entitled “Information about the Reorganization – Reasons for the

Reorganization:” “The Board considered that, as of July 31, 2009, the Acquired Fund only had approximately $22 million in total assets, compared with $428 million for the Acquiring Fund.” This sentence has been added to the second answer under “Important Shareholder Information.”

3.	Please disclose the gross fees for each Fund in the second answer under “Important Shareholder Information.”

The following sentences have been added to the second answer under “Important Shareholder Information:” “The Acquired Fund’s gross fees (i.e., before fee waivers) for its most recently completed fiscal year were 1.79% for Class A shares, 2.19% for Class C shares, and 1.54% for Class Y shares. The Acquiring Fund’s gross fees (i.e., before fee waivers) for its most recently completed fiscal year were 1.05% for Class A shares, 1.45% for Class C shares, and 0.80% for Class Y shares.” These sentences have also been added to the prospectus/proxy statement in the fifth bullet point under the section entitled “Information about the Reorganization – Reasons for the Reorganization.”

4.	The second answer under “Important Shareholder Information” currently states: “As noted above, the Advisor will not commit to continue waiving fees for the Acquired Fund to the extent it has in the past.” Please disclose, in plain English, how shareholders would be affected if the reorganization is not consummated and the Advisor ceases waiving fees to the extent it has in the past. Please ensure that similar plain English disclosure appears where appropriate in the remainder of this section and in the prospectus/proxy statement.

The fifth bullet point under the section entitled “Information about the Reorganization – Reasons for the Reorganization” in the prospectus/proxy statement states: “The Board also noted the Advisor’s assertion that it will not commit to waiving expenses for the Acquired Fund to the extent it has in the past. Thus, if the Reorganization is not consummated, it is likely that the Acquired Fund’s expenses will increase significantly.” The second sentence of this excerpt has been added to the second answer under “Important Shareholder Information” to clarify that, if the reorganization is not consummated, the Acquired Fund’s expenses will likely increase significantly.

Please note that the likely result of not approving the reorganization is also disclosed in the seventh answer under “Important Shareholder Information” in the sentence that states: “If there were no Reorganization, however, and the Advisor ceased waiving fees for the Acquired Fund, you would experience an even greater increase in net expenses.”

5.	In the table that compares the principal investment strategies of the Funds in section entitled “Summary – Comparison of Fund Investment Objectives and Investment Strategies,” please disclose that managing market risk is commonly referred to as “hedging.”

The sentence has been revised to state: “Each Fund may utilize futures contracts and options on futures contracts in an attempt to manage market risk, credit risk and yield curve risk (i.e., hedging), and to manage the effective maturity or duration of securities in the Fund’s portfolio.”

6.	In the section entitled “Summary – Additional Investment Strategies and Policies – Temporary Investments,” please clarify that making temporary investments is not a principal investment strategy.

The first sentence in the section has been revised to state: “In an attempt to respond to adverse market, economic, political or other conditions, each Fund, as a non-principal investment strategy, may temporarily invest without limit in cash, U.S. dollar-denominated high-quality money market instruments and other short-term securities, including securities that pay income that is subject to federal and state income tax.”

7.	In the section entitled “Summary – Additional Investment Strategies and Policies – Portfolio Turnover,” please clarify that neither Fund has been trading securities frequently.

The following sentence has been added to such section: “Over each Fund’s past five fiscal years, neither Fund has had a portfolio turnover rate of greater than 100%.”

8.	The final bullet point under the section entitled “Information about the Reorganization – Reasons for the Reorganization” discusses potential benefits of the reorganization to the Funds’ advisor. If the amount of assets being managed by the Funds’ advisor will increase as a result of the reorganization, please disclose this fact.

Both Funds have the same investment advisor. Accordingly, the amount of assets managed by such advisor will not increase and FAIF respectfully submits that no additional disclosure is necessary.

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filing, FAIF hereby acknowledges that:

1.	FAIF is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	FAIF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7557. Thank you for your help with this filing.

Sincerely,

/s/ Michael W. Kremenak
Michael W. Kremenak

3